Please direct all enquiries to: Media Release media.enquiries@riotinto.com Rio Tinto completes sale of Dampier Salt’s Lake MacLeod operation to Leichhardt Industrials Group 2 December 2024 Rio Tinto has completed the previously announced sale of Dampier Salt Limited’s (Dampier Salt) Lake MacLeod operation to Leichhardt Industrials Group (Leichhardt). The operation fully transferred to Leichhardt’s ownership today. Leichhardt has committed to employing Lake MacLeod’s existing 127-person workforce. Rio Tinto Iron Ore Managing Director, Port, Rail & Core Services, Richard Cohen said: “We are proud of Lake MacLeod’s legacy and the strong contribution of the operation and its workforce to the Carnarvon community and surrounding areas. We acknowledge the collaboration of community partners and Traditional Owners throughout this process.” Scott Nicholas, CEO of Leichhardt Industrials Group said: “Lake MacLeod is a sustainable and perpetual operation. We will continue to invest in the Lake MacLeod project and the Carnarvon region to realise its full potential and ensure diversification for the State’s economy. “We would like to acknowledge the collaboration with Dampier Salt Limited and all Lake MacLeod stakeholders to deliver a safe and seamless transition of the operations to Leichhardt.” Dampier Salt entered into a sales agreement for the Lake MacLeod salt and gypsum operation in Carnarvon with Leichhardt in January 2024 for A$375 million. Lake MacLeod is located within Baiyungu and Yinggarda Country in the Gascoyne region of Western Australia, 70km north of the town of Carnarvon. It consists of a ~1.5 Mtpa solar salt operation, ~1 Mtpa gypsum operation and a deepwater port at Cape Cuvier. Dampier Salt has no plans to sell any other assets within its business, which after the Lake MacLeod divestment will include a solar salt site at Dampier and a second solar salt site at Port Hedland. Note to editors Dampier Salt is a joint venture between Rio Tinto (68%), Marubeni Corporation (22%) and Sojitz (10%). It is Asia’s largest exporter of seaborne salt. Leichhardt Industrials Group is an independent, Australian-owned operator of sustainable solar salt projects headquartered in Perth, Western Australia. Leichhardt’s projects now include its core asset the Lake MacLeod Salt and Gypsum Operation and its development project the Eramurra Solar Salt Project in Karratha. Leichhardt’s strategy is to be a multi-site supplier of industrial grade solar salt to deliver into the rapidly growing Asian-Pacific region. EXHIBIT 99.2

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